

Saskatchewan Wheat Pool Inc.



06018704

Exemption #: 82-5037

November 21, 2006

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

SUPPL

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated November 20, 2006. This was filed with the Toronto Stock Exchange and provincial securities commissions.

2. A copy of a material change report dated November 20, 2006 for the November 7, 2006 news release. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,



Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

11/22



Saskatchewan Wheat Pool Inc.

For Immediate Release
Date: November 20, 2006
Regina, Saskatchewan
Listed: SWP: TSX

POOL SEEKS RESOLUTION TO PENSION ISSUE

Saskatchewan Wheat Pool Inc. today confirmed the Company's position that it will seek clarification from the courts to resolve an issue concerning the Saskatchewan Wheat Pool/Grain Services Union (SWP/GSU) Pension Plan.

Earlier today the Office of the Superintendent of Financial Institutions of Canada ("OSFI") issued a directive to the Pool to make special and normal cost payments to the pension fund that would be in addition to its negotiated contribution rate. The SWP/GSU Plan is registered under the federal *Pension Benefits Standards Act* (PBSA) and is regulated by OSFI. The Pool will not make payments pending the outcome of the court process.

"To resolve this matter, the Pool needs a clear determination. While the Pool respects OSFI's view as the federal pension regulator, there exists a legitimate point of disagreement between OSFI and the Company about the correct interpretation of the PBSA in this particular fact situation," said Randy Bauslaugh, Partner of Blake, Cassels & Graydon LLP and external legal counsel to the Pool.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers.

The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

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Media Contact:
Susan Cline, Media Relations
Saskatchewan Wheat Pool Inc.
(306) 569-6948
http://www.swp.com/investor.html

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

The registered and head office of the reporting issuer, Saskatchewan Wheat Pool Inc., is located at 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9.

Item 2 - Date of Material Change

November 7, 2006

Item 3 - News Release

The press release announcing the material change was prepared by Saskatchewan Wheat Pool Inc. (the "Pool"). On November 7, 2006 at 4:14 p.m. (EST), the Pool distributed the press release through the Canadian Corporate News wire service as required by the Canadian Timely Disclosure rules. The press releases were delivered by facsimile to The Toronto Stock Exchange and sent electronically through the SEDAR system to all of the provincial securities commissions and The Toronto Stock Exchange.

Item 4 - Summary of Material Change

Saskatchewan Wheat Pool Inc. ("Saskatchewan Wheat Pool") announced that it intends to make a formal offer for Agricore United's ("Agricore") outstanding Limited Voting Common Shares, Series A Convertible Preferred Shares, and its Unsecured Subordinated Convertible Debentures.

Item 5 - Full Description of Material Change

Under the Offer, the Pool would acquire Agricore's outstanding securities on the basis of each outstanding Limited Voting Common Shares of Agricore being acquired for 1.35 common shares of Saskatchewan Wheat Pool, each outstanding $1,000 principal of Convertible Unsecured Subordinated Debentures of Agricore being acquired for 180 common shares of Saskatchewan Wheat Pool and each outstanding Series A Convertible Preferred Share being acquired for $24.00 in cash. Additional details of the proposed offer are set out in the attached copy of the November 7, 2006 press release issued by Saskatchewan Wheat Pool.

Item 6 –Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Senior Officer

A senior officer who is knowledgeable about the material change is Mayo Schmidt, President and Chief Executive Officer of the Pool. He may be contacted at telephone number (306) 569-4806.

Item 9 – Date of Report

November 20, 2006


POOL

Saskatchewan Wheat Pool Inc.

For Immediate Release
November 7, 2006
Regina, Saskatchewan
Listed: SWP: TSX

POOL TO MAKE OFFER TO AGRICORE

Saskatchewan Wheat Pool Inc. ("Saskatchewan Wheat Pool") announced today that it intends to make a formal offer for Agricore United's ("Agricore") outstanding Limited Voting Common Shares, Series A Convertible Preferred Shares, and its Unsecured Subordinated Convertible Debentures. Saskatchewan Wheat Pool's offer would bring the country's two leading agricultural companies together in an effort to create a strong Canadian agri-business and drive significant new value for shareholders, farm customers and destination customers.

"Our proposal would give Saskatchewan Wheat Pool and Agricore a stronger and more diversified presence amidst the growing demands of a highly competitive marketplace. We are attempting to create a significant agri-business with decades of expertise, superior assets and a truly unique home grown Canadian advantage. By combining operations we will create the scale and scope of operations to enhance Western Canada's position in a global environment," said Saskatchewan Wheat Pool President and CEO Mayo Schmidt.

Saskatchewan Wheat Pool's offer, if accepted would see a merger of the two companies, with benefits including:

- The establishment of a lower cost service model through the achievement of significant efficiencies including estimated synergies of $60 million per annum on estimated, combined and adjusted EBITDA of approximately $215 million for the 12-month period ending July 31, 2006;
- Enhanced customer services through combined operational expertise including transportation, logistical services and marketing;
- Strong geographic representation and diversification in each of the Prairie provinces to reduce the risk of adverse weather conditions that can affect crop quality, production volumes and agri-product sales;
- The deployment of assets to maximize returns by significantly improving the overall efficiency of grain flow from the Prairies to export position;
- Enhanced liquidity with an expected market capitalization in excess of $1.2 billion;
- The creation of a robust governance structure aligned with best practices of the market and that also ensures a role for farm producers based on the successful Western Farm Leadership Co-operative model adopted by Saskatchewan Wheat Pool in 2005; and
- Meaningful operations in Winnipeg and Regina, with an additional office in Alberta.

"We believe that the complementary strengths of a united Saskatchewan Wheat Pool and Agricore would result in enormous advantages for customers and shareholders alike, and the market in which we operate. This is an exciting opportunity to address a chronic problem of over-capacity in the industry and bring new efficiencies to western Canadian agriculture. Saskatchewan Wheat Pool, with its excellent balance sheet, is very strongly positioned to be a catalyst for this change," Schmidt added.

Under the Offer, the Pool would merge with Agricore on the basis of each outstanding Limited Voting Common Shares of Agricore being exchanged for 1.35 common shares of Saskatchewan Wheat Pool, each outstanding $1,000 principal of Convertible Unsecured Subordinated Debentures of Agricore being exchanged for 180 common shares of Saskatchewan Wheat Pool and each outstanding Series A Convertible Preferred Share being acquired for $24.00 in cash. The Limited Voting Common Share exchange ratio, based on trading prices at the close of business on November 7, 2006, represents a premium of approximately 13% to Agricore shareholders. In addition to the premium offered directly to Agricore shareholders and the proportionate sharing of synergies, Agricore would significantly de-lever its balance sheet.

Based on each company's 12-month results for the period ending July 31, 2006, adjusted to account for one-time items and an estimate for Agricore's recent acquisition of Hi-Pro, it is expected that the two companies would have generated pro forma Earnings Before Interest, Taxes, Depreciation and Amortization or EBITDA of $215 million. Agricore's total debt/EBITDA would decrease from current levels of about 4.4x to approximately 2.4x pro forma the transaction and including realization of expected synergies. Similarly, interest coverage would increase to approximately 3.4x.

"We are presenting this offer directly to Agricore security holders for their consideration. We believe strongly in the significant benefits this transaction will provide for our respective farmers and destination customers, the industry and our respective shareholders. We believe the advantages are simply too important to ignore," said Pool Board Chairman Terry Baker, who actively farms in West Central Saskatchewan.

"Saskatchewan Wheat Pool's Board of Directors fully supports this initiative," added Baker. "This is an excellent opportunity to bring greater value to farm customers and to shareholders of both companies. Industry fundamentals are improving and the timing is right to take the steps necessary to embrace new solutions that will create a positive and enduring economic climate for all agricultural participants."

Saskatchewan Wheat Pool presented the offer to Agricore's Chief Executive Officer and Chairman of the Board on October 24, and followed today with a second letter in pursuit of a supported transaction. Saskatchewan Wheat Pool would welcome an Agricore Board supported transaction and looks forward to working with them to deliver the significant value that is inherent in the proposed combination.

Saskatchewan Wheat Pool intends to mail the formal offers (which will contain the detailed terms and conditions of the offer) as soon as is reasonably possible following the receipt of the security holder lists from Agricore, which were requested today.

The following letter was delivered to Agricore today.

November 7, 2006

Agricore United
CanWest Global Place
201 Portage Avenue
P.O. Box 6600
Winnipeg, Manitoba R3C 3A7

Attention: **Wayne Drul, *Chairman*, and**
Brian Hayward, *Chief Executive Officer*

Dear Sirs/Mesdames:

Re: Offer for Agricore United

Thank you for your letter of November 1, 2006, which responded to our letter dated October 24, 2006 regarding our proposal to combine the businesses of Agricore United ("Agricore") and Saskatchewan Wheat Pool Inc. ("Saskatchewan Wheat Pool"). We received your response on November 3, 2006 in which you indicated that you were reviewing our letter and would contact us at some point after your next board meeting which you subsequently advised will occur in mid December. We were hoping that a proposed transaction of this significance would receive more immediate attention.

We believe that this important project needs to be advanced on a more immediate timeline than contemplated by your response. Accordingly, we have reported the situation to our board of directors and received its direction and authorization to instigate the process set out below. This letter is to advise you that after the closing of the TSX today, we will publicly announce our intention to make an offer for Agricore's outstanding limited voting common shares, series A convertible preferred shares and convertible unsecured subordinated debentures (the "Offer").

Notwithstanding our initiative to proceed with the Offer, we remain of the view that it would be preferable to develop the proposed transaction in a supported and timely manner and would welcome your participation on that basis.

We have set out below our proposal to combine the businesses of Saskatchewan Wheat Pool and Agricore. You will recognize this proposal as it is the same in all material respects as the proposal that was set out in our letter to you dated October 24, 2006.

Strategic Rationale

The strategic rationale for a combination of Saskatchewan Wheat Pool and Agricore is extremely compelling and would produce the pre-eminent Canadian agri-business. Based on our preliminary analysis using publicly available information, the proposed business combination would produce adjusted combined revenues of approximately $4.3 billion and estimated synergies of approximately $60 million, representing 28% of pro forma EBITDA for 2006, that would drive both financial and shareholder returns. The combined business would have facilities well located across the prairie provinces and greater geographic diversification. In addition, the combined business would capture greater efficiencies from the existing system and provide the ability to significantly reduce the risk profile to all stakeholders while providing a shock absorber to weather induced volatility that both companies currently experience as stand-alone businesses.

With an expected market capitalization in excess of $1.2 billion, a combined company would also provide greater shareholder liquidity thereby improving access to capital for future growth initiatives. A combined entity would also provide improved producer benefits through improved services and counterparty reliability and expanded product offerings.

We believe that a "best people, best practices" approach is essential to achieve a successful combination of our businesses and is critical to ensuring optimal synergy realization. The transaction will be most successful if the best aspects of our respective organizations are retained. Starting with our respective boards of directors and senior management teams, we believe that the successful combination of our two companies will require a reassessment of our board structures and make-up, a process to assess senior management needs for the combined business and an employee integration plan that ensures the best employees from both companies are retained in the combined business. As part of this review we will be suggesting the adoption by the combined business of our successful Western Farm Leadership Co-operative which provides strong representation of farmer interests at the board of directors level.

In addition, we believe that it will be important for the combined business to maintain significant business offices in each of the provinces that host a substantial portion of its activities. Specifically, we envision a substantial business office presence in both Winnipeg and Regina with an additional business office in Alberta.

We look forward to working with Agricore to identify and build on our strengths. The successful combination of Saskatchewan Wheat Pool and Agricore would result in substantial benefits that will flow to all of our stakeholders and create a strong and secure western Canadian-based agricultural business for many years to come.

Proposal

Under our proposal, holders of Agricore's Limited Voting Common Shares would receive, based on trading prices at the close of business on November 7, 2006, a premium of approximately 13% of the value of those shares. At these prices, Saskatchewan Wheat Pool would acquire Agricore on the basis of each outstanding Limited Voting Common Share of Agricore being exchanged for 1.35 common shares of Saskatchewan Wheat Pool, each outstanding $1,000 principal of Convertible Unsecured Subordinated Debentures of Agricore (excluding convertible debentures held by U.S. residents) being exchanged for 180 common shares of Saskatchewan Wheat Pool and each outstanding Series A Convertible Preferred Share being acquired for $24.00 in cash plus accrued and unpaid dividends.

Usually, business combinations such as the proposal contained in this letter, are implemented on the basis of exchange ratios that do not reflect a premium for either party. In this situation we believe that the suggested premium is appropriate to reflect a fair sharing of the combined business by our respective shareholders. On this basis, Agricore shareholders will not only receive a premium, but they will also receive their fair share of the benefits flowing from synergies realized by combining the businesses.

A further benefit from the transaction would be the significant delevering of Agricore's balance sheet. Agricore's total debt / EBITDA would decrease from current levels of about 4.4x to approximately 2.4x including pro forma realization of expected synergies. Similarly, interest coverage would benefit increasing to approximately 3.4x.

Implementation

We are proposing that the combination of Saskatchewan Wheat Pool and Agricore be effected by Agricore obtaining shareholder approval to continue under the Canada Business Corporations Act ("CBCA") and as soon as possible thereafter amalgamate with Saskatchewan Wheat Pool (or a wholly-owned subsidiary). Saskatchewan Wheat Pool made this transition in 2005 and since that time has been recognized for its leading governance standards. This form of market responsive governance, complemented by our successful Western Farm Leadership Co-operative, will be applied to the combined business of Saskatchewan Wheat Pool and Agricore.

Details of the terms and conditions of the Offer will be set out in the offering circular and related material that will be prepared and mailed as soon as reasonably possible following delivery to us of your lists of securityholders. Our formal request for those lists is attached.

As indicated above, and in our press release of today's date, we remain open to advancing the proposed transaction in a supported and timely manner if you wish to proceed in that fashion.

Yours very truly,

SASKATCHEWAN WHEAT POOL INC.

By: ______________________________
Mayo Schmidt
President and Chief Executive Officer

Forward Looking Information

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

Non-GAAP Financial Measures

EBITDA and adjusted EBITDA are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA and adjusted EBITDA may not be comparable to similarly titled measures presented by other issuers and should not be construed as an alternative to net income or loss determined in accordance with GAAP as indicators of performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows.

The exchange offer shall be made for the shares of United Grain Growers (also known as Agricore United), a Canadian company, that are listed on The Toronto Stock Exchange. The exchange offer will be subject to disclosure requirements of Canada, which requirements are different from those of the United States. It may be difficult for U.S. shareholders to enforce their rights and any claim they may have arising under the federal securities laws, since Saskatchewan Wheat Pool and some of its officers and directors are located in a foreign country. U.S.

shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.

It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. U.S. shareholders should be aware that, to the extent permissible, the Pool may purchase Agricore United shares otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

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Shareholder contact:
Kingsdale Shareholder Services Inc.
Toll-free at 1-866-301-3454

Media contact:
Saskatchewan Wheat Pool Inc.
(306) 569-6948

Fax


LIBERTY
INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	22 November 2006
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached an announcement made on the London Stock Exchange today.

Yours faithfully

Ruth Pavey
Company Secretarial Assistant


LIBERTY
INTERNATIONAL

November 22, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Confirmation of Posting of Circular".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

LIBERTY INTERNATIONAL PLC

PROPOSAL TO AMEND THE ARTICLES OF ASSOCIATION AS PART OF THE PROPOSED CONVERSION TO A REAL ESTATE INVESTMENT TRUST ("REIT") AND NOTICE OF EXTRAORDINARY GENERAL MEETING

22 November 2006

A Circular to shareholders regarding the proposal to amend the articles of association of the company as part of the proposed conversion to a REIT and an accompanying Notice of Extraordinary General Meeting have been posted to shareholders today. The Extraordinary General Meeting will be held on Monday 18 December 2006.

The documents are available for inspection on the company's website, www.liberty-international.co.uk.

The documents have also been submitted to the Financial Services Authority, and will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: 020 7066 8333

ENDS